Exhibit 99.1

PRESS RELEASE

TotalEnergies acquires CEPSA’s upstream assets in Abu Dhabi

Paris, March 1, 2023 – TotalEnergies has signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates with an effective date of January 1st, 2023. The assets to be acquired are:

•	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession.

The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.

•	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC.

The Mubarraz concession is comprised of four producing offshore fields.

The SARB and Umm Lulu transaction and the Mubarraz transaction are subject to satisfaction of customary conditions precedent, including formalization of documentation and final approvals.

“This transaction represents another important milestone in our long-standing partnership with ADNOC and will further strengthen our presence in Abu Dhabi where we have been present since 1939”, said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “The acquisition of a 20% working interest in SARB and Umm Lulu concession is fully aligned with our strategy of focusing on low-cost, low emission assets.”

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TotalEnergies in the United Arab Emirates

TotalEnergies has been present in the United Arab Emirates for more than 80 years where it has built a longstanding presence, reflected by the size and diversity of its multi-energy assets and partnerships. It is today the 1st foreign company active in the country, with all its businesses present.

In January 2022, TotalEnergies joined Masdar and Siemens Energy in an initiative to drive green hydrogen development and produce Sustainable Aviation Fuel. In July 2022, TotalEnergies and ADNOC have signed a strategic partnership agreement that aims to jointly evaluate new growth opportunities through a multi-energy cooperation across the entire energy value chain.

In partnership with ADNOC, TotalEnergies holds the following interests:

•	10% in the ADNOC Onshore oil concession;
•	20 % in the offshore Umm Shaif & Nasr oil concession and 5% in the offshore Lower Zakum oil concession;
•	15% in ADNOC Gas Processing (former GASCO);
•	5% in ADNOC LNG (former ADGAS);
•	5% in the National Gas Shipping Company (NGSCO);
•	40% in the Ruwais Diyab unconventional gas concession.

In partnership with Mubadala, TotalEnergies holds a 24.5% stake in Dolphin Energy, the first gas marketing project between Qatar, UAE, and Oman (2007).

TotalEnergies has been active in the country’s power generation since 2001 through the Taweelah desalination plant and power station, which meets around 10% of Abu Dhabi's water and electricity needs, in partnership with TAQA. In renewables, TotalEnergies (20%) is a partner of Masdar and ADPF in UAE’s first Concentrated Solar Power plant, which was inaugurated in 2013 with a capacity of 109 MW. The Company continues to grow in the solar sector in the country, especially in the field of distributed generation where it holds a leading position.

The Company also has a top position in the manufacturing and marketing of a wide range of automotive and industrial lubricants with a blending plant in the Emirates, supplying the whole region.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.